MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

September 15, 2016

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) (the “Registrant”)

Dear Mr. Scott:

This letter responds to comments that you provided telephonically on September 1, 2016 regarding the Registration Statement (SEC Accession No. 0001144204-16-113757) filed by the Registrant on July 20, 2016. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus

Comment 1:      Please update all of the references in the prospectus and SAI as to when the Fund commenced operations to refer to the date of commencement.

Response: We have revised these sections as requested.

Comment 2:      Please represent that the Fund has the records necessary to support the calculations of related performance as required by Section 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant confirms that the Fund, its Manager and/or Subadvisor has the records necessary to support the calculations of related performance.

Comment 3:      Please confirm that there are no other funds (registered or unregistered) or other accounts managed or advised by Epoch Investment Partners, Inc. that have substantially similar investment objectives, policies or strategies. If there are other funds or accounts, then the related performance disclosure should include their performance as well.

Response: The Registrant confirms that there are no funds or accounts managed by Epoch with substantially similar investment objectives, policies or strategies other than those already represented in the Composite.

Comment 4:      In the section “Prior Performance of Similar Accounts,” please show the net of fees performance first in the table.

Response: We have revised this section as requested.

In connection with the responses being made by the Registrant to comments you provided with respect to the Registration Statement, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao
Thomas Bogle